Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

UPDATE ON LEGAL PROCEEDINGS

The Directors wish to inform the shareholders of the Company that the Supreme Court of Bermuda has stuck out the Writ in respect of the legal proceedings brought by Broadsino Finance Company Limited.

Reference is made to the announcements made by the Company dated 23, 27 and 29 January, 5 and 12 February and 24 July 2003 (collectively the “Announcements”) and the circular dated 9 May 2003, respectively, relating to, among other things, the Writ in respect of the legal proceedings brought by Broadsino Finance Company Limited (“Broadsino”). Unless otherwise defined, terms used herein shall have the same meanings as in the Announcements.

The Directors wish to inform the shareholders of the Company that pursuant to a judgment dated 31 December 2003, as released to the Bermuda attorneys of the Company on 6 January 2004 (Bermuda time), the Supreme Court of Bermuda has struck out the Writ issued by Broadsino against the Company.

The Company’s application to strike out the Writ taken out by Broadsino was granted on the basis of a fundamental finding that Broadsino “never owned any shares in the [Company]”. In particular, the Supreme Court of Bermuda has found fault with the consistency and veracity of Broadsino’s legal submissions leading to its conclusion that certain accounts of events provided by Broadsino were “credible or to accurately found the basis of a claim” against the Company. Under these circumstances, the Supreme Court has reached the conclusion that it would be an “abuse of process” for Broadsino to use the Bermuda courts to pursue any further claim relating to the sale and transfer of any shares from the Foundation to Huachen.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong SAR, 7 January 2004

*	for identification purposes only

Please also refer to the published version of this announcement in the (The Standard)